UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 3d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AFFILIATED MANAGERS GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

008252108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008252108

1.	Names of Reporting Persons William J. Nutt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,466,071 Shares*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,466,071 Shares*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,071 Shares*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.71%**

12.	Type of Reporting Person (See Instructions) IN

* Includes 1,332,669 shares of Common Stock issuable upon the exercise of stock options (“Exercisable Options”).

** Percentage is calculated by dividing (i) the number of shares of Common Stock beneficially owned by the Reporting Person by (ii) the total number of shares of Common Stock outstanding as of December 31, 2007 (29,778,764) plus the Exercisable Options.

Item 1.
	(a)	Name of Issuer The name of the issuer to which this filing on Schedule 13G/A relates is Affiliated Managers Group, Inc. (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices The principal executive offices of the Company are located at 600 Hale Street, Prides Crossing, MA 01965.

Item 2.
	(a)	Name of Person Filing William J. Nutt
	(b)	Address of Principal Business Office or, if none, Residence c/o Affiliated Managers Group, Inc., 600 Hale Street, Prides Crossing, MA 01965
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 008252108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

1,466,071.  This amount includes 1,332,669 shares of underlying common stock subject to options exercisable within 60 days of December 31, 2007, of which 104,844 are subject to restrictions on transfer.

(b)

Percent of class:

4.71%.  Percentage is calculated by dividing (i) the number of shares of Common Stock beneficially owned by the Reporting Person by (ii) the total number of shares of Common Stock outstanding as of December 31, 2007 (29,778,764) plus the Exercisable Options.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,466,071 shares
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,466,071 shares
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date
/s/ William J. Nutt
Signature
William J. Nutt
Name/Title